UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                            The Penn Traffic Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    707832200
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832200                SC 13G/A                     Page 2 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           King Street Capital, L.P.
           13-38-12174
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    356,128
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    356,128
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           356,128
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.4%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           PN
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 3 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           King Street Capital, Ltd.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    702,823
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    702,823
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           702,823
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           8.7%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           CO
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 4 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           King Street Institutional, Ltd.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    51,457
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    51,457
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           51,457
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           0.6%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           CO
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 5 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           King Street Advisors, L.L.C.
           13-38-12173
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    356,128
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    356,128
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           356,128
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.4%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           OO, IA
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 6 of 14


-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           King Street Capital Management, L.L.C.
           13-3978904
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,110,408
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,110,408
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,110,408
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           13.8%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           OO, IA
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 7 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           O. Francis Biondi, Jr.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,110,408
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,110,408
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,110,408
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           13.8%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           IN
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 8 of 14

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Brian J. Higgins
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,110,408
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,110,408
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,110,408
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           13.8%^
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
           IN
-----------------------------------------------------------------------------
^ Calculated based on 8,072,572 shares of common stock outstanding as reported by the Issuer.

CUSIP No. 707832200                SC 13G/A                     Page 9 of 14

ITEM 1(a).  NAME OF ISSUER:
            The Penn Traffic Company

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1200 State Fair Blvd, Syracuse, NY 13221-4737

Item 2(a).  Name of Person Filing:

            This Schedule 13G/A is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Institutional, Ltd. ("KSI Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSC Ltd., KSI Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

      (b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of KSC Ltd. and KSI Ltd. is:

            c/o Walkers Chambers
            P.O. Box 92
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

      (c).  Citizenship:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. and KSI Ltd. are both companies organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NUMBER:

            707832200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

          (e)  [ ]   Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940: see
                     Rule 13d-1(b)(1)(ii)(E)

CUSIP No. 707832200                SC 13G/A                     Page 10 of 14

          (f)  [ ]   Employee Benefit Plan, Pension Fund which is subject to
                     the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Rule 13d-1(b)(1)(ii)(F)

          (g)  [ ]   Parent Holding Company, in accordance with
                     Rule 13d-1(b)(ii)(G)

          (h)  [ ]   Savings Associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act

          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

KSC L.P.:

     KSC L.P. held 11% Senior Notes Due June 29, 2009, issued by The Penn Traffic Company (the "Issuer") prior to its reorganization under Chapter 11 of the United States Bankruptcy Code. In connection with that reorganization, these 11% Senior Notes Due June 29, 2009 were converted into 209,009 shares of common stock (the "Common Stock") on July 21, 2005. KSC L.P. subsequently purchased a total of 147,119 additional shares of Common Stock from September 14, 2005 through December 30, 2005. The total amount of Common Stock held by KSC L.P. as of December 31, 2005 is 356,128 shares. This Common Stock represents 4.4% of the total outstanding shares (8,072,572 shares) of Common Stock as reported by the Issuer.

     KSC L.P. may be deemed to have shared voting and dispositive power over the 356,128 shares of Common Stock it owns, or 4.4% of the total outstanding shares of Common Stock.

KSC LTD.:

     KSC Ltd. held 11% Senior Notes Due June 29, 2009, issued by The Penn Traffic Company prior to its reorganization under Chapter 11 of the United States Bankruptcy Code. In connection with that reorganization, these 11% Senior Notes Due June 29, 2009 were converted into 414,752 shares of Common Stock on July 21, 2005. KSC Ltd. subsequently purchased a total of 288,071 additional shares of Common Stock from September 14, 2005 through December 30, 2005. The total amount of Common Stock held by KSC Ltd. as of December 31, 2005 is 702,823 shares. This Common Stock represents 8.7% of the total outstanding shares (8,072,572 shares) of Common Stock as reported by the Issuer.

     KSC Ltd. may be deemed to have shared voting and dispositive power over the 702,823 shares of Common Stock it owns, or 8.7% of the total outstanding shares of Common Stock.

CUSIP No. 707832200                SC 13G/A                     Page 11 of 14

KSI LTD.:

     KSI Ltd. held 11% Senior Notes Due June 29, 2009, issued by The Penn Traffic Company prior to its reorganization under Chapter 11 of the United States Bankruptcy Code. In connection with that reorganization, these 11% Senior Notes Due June 29, 2009 were converted into 29,392 shares of Common Stock on July 21, 2005. KSI Ltd. subsequently purchased a total of 22,065 additional shares of Common Stock from September 14, 2005 through December 30, 2005. The total amount of Common Stock held by KSI Ltd. as of December 31, 2005 is 51,457 shares. This Common Stock represents 0.6% of the total outstanding shares (8,072,572 shares) of Common Stock as reported by the Issuer.

     KSI Ltd. may be deemed to have shared voting and dispositive power over the 51,457 shares of Common Stock it owns, or 0.6% of the total outstanding shares of Common Stock.

KSA:

     Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2005, KSA may be deemed to be the beneficial owner of 356,128 shares of Common Stock, or 4.4% of the total outstanding shares of Common Stock as of December 31, 2005, consisting of the shares owned by KSC L.P.

     Because of the relationship described above, KSA may be deemed to have shared voting and dispositive power over the 356,128 shares of Common Stock, or 4.4% of the total outstanding shares of Common Stock as of December 31, 2005.

KSCM:

     Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and is also the investment manager of KSC Ltd. and KSI Ltd., pursuant to Rule 13d-1, as of December 31, 2005, KSCM may be deemed to be the beneficial owner of 1,110,408 shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock as of December 31, 2005, consisting of the shares owned by KSC L.P., KSC Ltd. and KSI Ltd.

     Because of the relationship described above, KSCM may be deemed to have shared voting and dispositive power over the 1,110,408 shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock as of December 31, 2005.

O. FRANCIS BIONDI, JR.:

     Because Mr. Biondi is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2005, Mr. Biondi may be deemed to be the beneficial owner of 1,110,408 shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock as of December 31, 2005, consisting of the shares owned by KSC L.P., KSC Ltd. and KSI Ltd.

     Because of the relationship described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 1,110,408

CUSIP No. 707832200                SC 13G/A                     Page 12 of 14


shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock as of December 31, 2005, consisting of shares owned by KSC L.P., KSC Ltd. and KSI Ltd.

BRIAN J. HIGGINS:

     Because Mr. Higgins is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2005, Mr. Higgins may be deemed to be the beneficial owner of 1,110,408 shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by KSC L.P., KSC Ltd. and KSI Ltd.

     Because of the relationship described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 1,110,408 shares of Common Stock, or 13.8% of the total outstanding shares of Common Stock as of December 31, 2005, consisting of shares owned by KSC L.P., KSC Ltd. and KSI Ltd.

     Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

CUSIP No. 707832200                SC 13G/A                     Page 13 of 14


acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006


King Street Capital, L.P.*
By:  King Street Advisors, L.L.C.,
     its general partner

By:  /s/ Brian J. Higgins
     -----------------------------------------
Name:  Brian J. Higgins
Title: Managing Member


King Street Capital, Ltd.*
By: King Street Capital Management, L.L.C.,
     its investment manager

By:  /s/ Brian J. Higgins
     -----------------------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Institutional, Ltd.*
By: King Street Capital Management, L.L.C.,
     its investment manager

By:  /s/ Brian J. Higgins
     -----------------------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Advisors, L.L.C.*

By:  /s/ Brian J. Higgins
     -----------------------------------------
Name:  Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By:  /s/ Brian J. Higgins
     -----------------------------------------
Name:  Brian J. Higgins
Title: Managing Principal

CUSIP No. 707832200                SC 13G/A                     Page 14 of 14


/s/ Brian J. Higgins
----------------------------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
----------------------------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Common
Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).